

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 26, 2008

Via U.S. mail and facsimile

Bernard J. Duroc-Danner, Chief Executive Officer
Weatherford International Ltd.
515 Post Oak Boulevard
Suite 600
Houston, Texas 77027

>   **Re: Weatherford International Ltd.**
>   **Form 10-K**
>   **Filed February 21, 2008**
>   **File No. 1-31339**
>
>   **Schedule 14A**
>   **Filed March 18, 2008**
>   **File No. 1-31339**

Dear Mr. Duroc-Danner:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K filed February 21, 2008

Risk Factors, page 12

2. In future filings, revise the headings of your risk factors to include the actual risk discussed.

Schedule 14A filed March 18, 2008

Executive Compensation, page 17

Annual Performance Compensation, page 21

3. Please confirm that in your 2008 executive compensation disclosure, you will provide a discussion and analysis of how you determined the amounts of the discretionary cash awards given to your executive officers as "incentives for each executive officer's continuing and future service and performance" even though you failed to meet your performance targets. See Item 402(b)(1)(v) of Regulation S-K. Further, if you consider these payments as 2007 compensation, please explain why such payments were not included in your 2007 summary compensation table.

 As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Madison at (202) 551-3296 or Anne Nguyen Parker at (202) 551-3611 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: J. Madison
     A. Nguyen Parker